                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

         REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Month Ended              Commission file number
             March 31, 2007                        0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                         Jurisdiction of Incorporation
                                     CANADA

                    Address of principal executive offices:

                             215 REDFERN, SUITE 410
                       WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                             Form 40-F
                     -----                                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                        No    X
               -----                                     -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

                           Total number of pages is 6

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                   Sand Technology Inc. (the "Company") incorporates this
                   Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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[SAND TECHNOLOGY LOGO]


                                                      INVESTOR RELATIONS:

                                                      de Jong & Associates,
                                                      sndt@dejong.org
                                                      +(1) 760/943-9065

PRESS RELEASE

                        SAND ANNOUNCES YEAR-END RESULTS

MONTREAL, MARCH 15TH, 2007: SAND Technology Inc. (OTCBB:SNDTF), an international provider of intelligent enterprise information management solutions, today reported a loss for the year ended July 31, 2006 of $3,926,971 ($0.31 per share), a decrease of 47% against a loss of $7,363,054 for the same period last year ($0.57 per share). For the quarter ended July 31, 2006, the net loss amounted to $1,201,521 ($0.09 per share) against a loss of $2,225,178 in the fourth quarter of last year ($0.17 per share). All figures are in Canadian dollars.

"Although our net loss has been almost cut in half over last year," notes Arthur Ritchie, President and Chief Executive Officer of SAND, "we have not yet achieved the results we are expecting for our shareholders. We remain strongly encouraged by the level of interest and pipeline for our SAND/DNA products in general and our new SAND/DNA for SAP BI offering", added Ritchie.

ABOUT SAND TECHNOLOGY

SAND is an international provider of intelligent information management software. The SAND/DNA product suite scales to help any size enterprise cope with exploding data requirements, now and into the future. SAND/DNA Access allows for retaining all potentially relevant data in a tiny footprint while providing instant access to just what's required. SAND/DNA Analytics allows for complex what-if analysis to meet any planned and unplanned business need. Sharing SAND's patented "ask-anything" DNA, together they provide a just-in-time approach to data management with unparalleled productivity and cost-effectiveness.

SAND/DNA solutions include SAP-certified information management, CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

_______________________________________________________________________________

SAND Technology and Nucleus are registered trademarks, and SAND, SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND Dynamic Nearline Access, SAND Dynamic Nearline Analytics, SAND Dynamic Nearline Architecture, SAND Searchable Archive, SAND Analytic Server, and other SAND- and Nucleus-related terms are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners. All other product and service names mentioned are the trademarks of their respective companies.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.


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                              SAND TECHNOLOGY INC.


CONSOLIDATED BALANCE SHEET
(AUDITED)

                                                                  IN CANADIAN DOLLARS
                                                                  -------------------
                                                              As at                   As at
                                                          July 31, 2006           July 31, 2005
                                                          -------------           -------------
ASSETS
Current Assets
    Cash and cash equivalents                                $1,412,548              $5,615,912
    Accounts Receivable, Net                                 $1,486,287              $1,561,613
    Prepaid Expenses                                            $93,226                $127,731
                                                         --------------------------------------
                                                             $2,992,061              $7,305,256

Capital Assets, Net                                            $231,367                $296,735
Other Assets, Net                                              $221,693                $332,540
                                                         --------------------------------------
                                                             $3,445,121              $7,934,531
                                                         ======================================
LIABILITIES
Current Liabilities
    Accounts Payable and Accrued Liabilities                 $1,140,343              $1,485,597
    Deferred Revenue                                         $1,231,094              $1,447,992
    Deferred Credits                                           $136,906                $166,243
                                                         --------------------------------------
                                                             $2,508,343              $3,099,832
                                                         --------------------------------------
SHAREHOLDERS' EQUITY
    Common Stock                                            $38,024,756             $38,024,756
    Contributed Surplus                                        $103,000                 $74,000
    Deficit                                                $(37,190,978)           $(33,264,057)
                                                         --------------------------------------
                                                               $936,778              $4,834,699
                                                         --------------------------------------
                                                             $3,445,121              $7,934,531
                                                         ======================================


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                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(AUDITED)

                                                                      IN CANADIAN DOLLARS
                                                                      -------------------

                                     3 Months Ended         12 Months Ended         3 Months Ended        12 Months Ended
                                      July 31, 2006           July 31, 2006          July 31, 2005          July 31, 2005
                                      -------------           -------------          -------------          -------------
Revenues                                 $1,146,652              $5,477,485             $1,065,192             $6,096,033
                                     ------------------------------------------------------------------------------------
Operating expenses
Cost of Sales and Product Support         $(399,247)            $(1,554,313)             $(425,678)           $(1,754,138)
Research and Development Costs            $(661,511)            $(2,441,950)             $(798,128)           $(3,272,102)
Amortization  of capital  assets
and acquired technology                    $(52,220)              $(248,455)              $(69,990)             $(277,276)
Selling, general and
   administrative expenses              $(1,245,025)            $(5,220,443)           $(2,026,905)           $(8,317,831)
                                 ----------------------------------------------------------------------------------------
Total operating expense                 $(2,358,003)            $(9,465,161)           $(3,320,701)          $(13,621,347)
                                 ----------------------------------------------------------------------------------------

Operating Income (Loss)                 $(1,211,351)            $(3,987,676)           $(2,255,509)           $(7,525,314)

Interest Income, Net                         $9,830                 $60,755                $30,331               $162,260
                                 ----------------------------------------------------------------------------------------

Net Earnings (Loss)                     $(1,201,521)            $(3,926,921)           $(2,225,178)           $(7,363,054)
                                 ========================================================================================

Earnings (Loss) per share                    ($0.09)                 ($0.31)                ($0.17)                ($0.57)

Weighted average number of
   shares outstanding                    12,818,189              12,818,189             12,860,438             12,860,438


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                              SAND TECHNOLOGY INC.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       SAND TECHNOLOGY INC.



March 15, 2007                         /S/ ARTHUR G. RITCHIE
                                       --------------------------------
                                       Arthur G. Ritchie
                                       Chairman of the Board, President
                                       and Chief Executive Officer


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